UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Antero Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03676B 102

(CUSIP Number)

c/o Warburg Pincus & Co.

450 Lexington Avenue

New York, NY 10017

212-878-0600

With a copy to:

Adam D. Larson, P.C.

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

713-836-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus Private Equity VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,568,833
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,568,833

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,568,833
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.7% (1)
14	Type of Reporting Person PN

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus Private Equity X O&G, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 34,834,296
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,834,296

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,834,296
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.9% (1)
14	Type of Reporting Person PN

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus X, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,948,706
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,948,706

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,948,706
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1% (1)
14	Type of Reporting Person PN

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus X GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,948,706
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,948,706

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,948,706
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1% (1)
14	Type of Reporting Person PN

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) WPP GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,002,529
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,002,529

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,002,529
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1% (1)
14	Type of Reporting Person OO

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14	Type of Reporting Person PN

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14	Type of Reporting Person PN

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14	Type of Reporting Person PN

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14	Type of Reporting Person OO

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charles R. Kaye
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14	Type of Reporting Person IN

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joseph P. Landy
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14	Type of Reporting Person IN

(1)	Based on 506,641,575 Shares outstanding as of March 12, 2019.

CUSIP No. 03676B 102

INTRODUCTION

This Amendment amends and supplements the Schedule 13D relating to the common shares representing limited partnership interests of Antero Midstream GP LP (“AMGP”) that was filed on May 22, 2017 and amended by Amendment No. 1 on June 13, 2017 and by Amendment No. 2 on October 16, 2018 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”) by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a limited partnership formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), collectively, the “WP VIII Funds”); Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G” and, together with its affiliated partnership, Warburg Pincus X Partners, L.P., a Delaware limited partnership, the “WP X O&G Funds”); Warburg Pincus X, L.P., a Delaware limited partnership (“WP X GP”), which is the general partner of each of the WP X O&G Funds; Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP LP”), which is the general partner of WP X GP; WPP GP LLC, a Delaware limited liability company (“WPP GP”), which is the general partner of WP X GP LP and WP-WPVIII Investors GP L.P., a Delaware limited partnership (“WP-WPVIII GP”), which is the general partner of WP-WPVIII Investors; Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), which is (i) the managing member of WPP GP, and (ii) the general partner of WP VIII and WP VIII CV I; Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), which is the general partner of WP Partners; Warburg Pincus & Co., a New York general partnership (“WP”), which is the managing member of WP Partners GP; Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which is the manager of each of the WP VIII Funds and the WP X O&G Funds; and Charles R. Kaye and Joseph P. Landy, who are the Managing General Partners of WP and the Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus Entities (as defined below). Each of the WP VIII Funds, the WP X O&G Funds, WP X GP, WP X GP LP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Entities” and, together with Charles R. Kaye and Joseph P. Landy, the “Reporting Persons.” Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 1. Security and Issuer.

The Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Antero Midstream Corporation, a Delaware corporation (the “Issuer”). On March 12, 2019, the Issuer was formed as a result of the conversion of AMGP from a limited partnership to a corporation under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2. Identity and Background

Schedule A hereto, which amends the Schedule A included in the Original Schedule 13D, sets forth lists of all directors/managers and executive officers or persons holding equivalent positions (the “Warburg Scheduled Persons”) of each Reporting Person.

As a result of the Stockholders’ Agreement (as defined below) described in Item 6 and incorporated into this Item 2 by reference, the Reporting Persons may be deemed to have formed a Section 13(d) group with (i) the Yorktown Entities, (ii) Mr. Rady, (iii) Mr. Warren and (iv) AR Sub (each as defined below) with respect to the Shares.

•

Yorktown Entities: Yorktown Energy Partners V, L.P., a Delaware limited partnership (“Yorktown V”), Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown VI”), Yorktown Energy Partners VII, L.P., a Delaware limited partnership (“Yorktown VII”), Yorktown Energy Partners VIII, L.P., a Delaware limited partnership (“Yorktown VIII” and, together with Yorktown V, Yorktown VI and Yorktown VII, the “Yorktown Funds”), Yorktown V Company LLC, a Delaware limited liability company and the general partner of Yorktown V (“Yorktown V Company”), Yorktown VI Company, LP, a Delaware limited partnership and the general partner of Yorktown VI (“Yorktown VI Company”), Yorktown VII Company LP, a Delaware limited partnership and the general partner of Yorktown VII (“Yorktown VII Company”), Yorktown VIII Company LP, a Delaware limited partnership and the general

CUSIP No. 03676B 102

partner of Yorktown VIII (“Yorktown VIII Company” and, together with Yorktown V Company, Yorktown VI Company and Yorktown VII Company the “Yorktown Fund GPs”), Yorktown VI Associates LLC, a Delaware limited liability company and the general partner of Yorktown VI Company (“Yorktown VI Associates”), Yorktown VII Associates LLC, a Delaware limited liability company and the general partner of Yorktown VII Company (“Yorktown VII Associates”), Yorktown VIII Associates LLC, a Delaware limited liability company and the general partner of Yorktown VIII Company (“Yorktown VIII Associates” and, together with Yorktown VI Associates and Yorktown VII Associates, the “Yorktown Company GPs” and, together with the Yorktown Fund GPs, the “Yorktown GP Entities” and, together with the Yorktown Funds, (collectively, the “Yorktown Entities”)). The principal business address of the Yorktown Entities and the Yorktown Scheduled Persons (as defined below) is 410 Park Avenue, 19th Floor, New York, NY 10022. The principal business of the Yorktown Funds is to invest in equity securities of energy companies. The principal business of each Yorktown Fund GP is to manage the respective Yorktown Fund of which such Yorktown Fund GP is the general partner. The principal business of each Yorktown Company GP is to manage the Yorktown Fund GP of which such Yorktown Company GP is the general partner. Schedule B hereto sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions of each Yorktown Entity (the “Yorktown Scheduled Persons”).

•

Paul M. Rady (“Mr. Rady”): a citizen of the United States. His principal business address is 1615 Wynkoop Street, Denver, Colorado 80202. Mr. Rady is the Chairman of the Board of the Directors and Chief Executive Officer of Antero Resources Corporation, a Delaware corporation (“Antero Resources”), a company principally engaged in the exploitation, development and acquisition of natural gas, natural gas liquids and oil properties located in the Appalachian Basin in West Virginia, Ohio and Pennsylvania. Mr. Rady is also Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

•

Glen C. Warren, Jr. (“Mr. Warren”): a citizen of the United States. His principal business address is 1615 Wynkoop Street, Denver, Colorado 80202. Mr. Warren is a Director and the President, Chief Financial Officer and Secretary of Antero Resources, and is a Director and President of the Issuer.

•

Antero Subsidiary Holdings LLC (“AR Sub” and, together with the Yorktown Entities, Mr. Rady and Mr. Warren, the “Other Persons”): a Delaware limited liability company and wholly owned subsidiary of Antero Resources. The principal business address of AR Sub is 1615 Wynkoop Street, Denver, Colorado 80202. Schedule C hereto sets forth lists of all the executive officers or persons holding equivalent positions of AR Sub (together with the Warburg Scheduled Persons and the Yorktown Scheduled Persons, the “Scheduled Persons”).

None of the Reporting Persons, the Other Persons or the Scheduled Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Item 3 shall be deemed to amend and restate Item 3 to the Original Schedule 13D in its entirety.

The information in Items 4 and 6 is incorporated into this Item 3 by reference.

Simplification Agreement

On March 12, 2019, the Issuer and Antero Midstream Partners LP, a Delaware limited partnership (“Antero Midstream”), announced that they had consummated the transactions (the “Closing”) contemplated by that certain Simplification Agreement (the “Simplification Agreement”) (such transactions, the “Transactions”), dated as of October 9, 2018, by and among AMGP GP LLC, a Delaware limited liability company, the Issuer, Antero Midstream, Antero IDR Holdings LLC, a Delaware limited liability company and subsidiary of the Issuer (“IDR Holdings”), Antero Midstream Preferred Co LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, Antero Midstream Newco Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“NewCo”), Antero Midstream Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub”), Antero Midstream Partners GP LLC, a Delaware limited liability company, and Antero Midstream (collectively, the “Parties”).

CUSIP No. 03676B 102

Pursuant to the Simplification Agreement, the Parties consummated a series of transactions pursuant to which, among other things: (i) the Issuer was converted from a limited partnership to a corporation under the laws of the State of Delaware (the “Conversion”) with each shareholder of AMGP receiving an equivalent number of Shares, (ii) Merger Sub was merged with and into Antero Midstream, with Antero Midstream surviving such merger as an indirect wholly owned subsidiary of the Issuer (the “Merger”), as a result of which all outstanding common units of Antero Midstream were converted into an aggregate of approximately $598.7 million in cash and approximately 303.1 million Shares, and (iii) all of the issued and outstanding Series B Units representing limited liability company interests of IDR Holdings (“Series B Units”) were exchanged for an aggregate 17.35 million Shares. All of the Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D, and those beneficially owned by the Other Persons were received pursuant to the Simplification Agreement as a result of the Conversion, the Merger or the exchange of Series B Units.

The foregoing description of the Simplification Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Simplification Agreement, a copy of which is filed was Exhibit 99.2 of the Original Schedule 13D and is incorporated by reference in its entirety to this Item 3.

Item 4. Purpose of Transaction.

This Item 4 shall be deemed to amend and restate Item 4 to the Original Schedule 13D in its entirety.

The description of the terms of the Simplification Agreement as set forth above in Item 3 is incorporated herein by reference. This description is a summary only and is qualified in its entirety by the terms of the Stockholders’ Agreement, which is filed as Exhibit 99.4 to this Schedule 13D, and is incorporated herein by reference.

The Reporting Persons and the Other Persons acquired the Shares for investment purposes, and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons or the Other Persons may undertake may be made at any time and from time to time without prior notice and will be dependent upon the respective Reporting Persons’ and the Other Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons and the Other Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors (the “Board”).

Item 5. Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 4 to the Original Schedule 13D in its entirety.

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

CUSIP No. 03676B 102

As a result of the Stockholders’ Agreement, the Reporting Persons and the Other Persons (collectively, the “Stockholders’ Agreement Parties”) may be deemed to have formed a Section 13(d) group. If the Stockholders’ Agreement Parties are deemed to have formed a Section 13(d) group, such group may be deemed to beneficially own an aggregate of 227,053,859 Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 44.8% of the issued and outstanding Shares and total voting power of the Issuer as of immediately following the consummation of the Transactions. The Yorktown Entities have filed a separate Schedule 13D with respect to their interests and Messrs. Rady and Warren and AR Sub have filed a separate Schedule 13D with respect to their interests. Each of the Stockholders’ Agreement Parties disclaims beneficial ownership of Shares owned by the other Stockholders’ Agreement Parties except to the extent of its pecuniary interest therein.

Each of the Other Persons listed below has the following beneficial ownership of Shares (percentages are based on 506,641,575 Shares outstanding as of March 12, 2019):

i.

Yorktown V is the record owner of 1,875,802 Shares, representing 0.4% of the outstanding Shares. Because Yorktown V Company is the sole general partner of Yorktown V, it may be deemed to beneficially own 1,875,802 Shares based on its relationship with Yorktown V. Yorktown V Company disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein. Yorktown VI is the record owner of 1,970,846 Shares, representing 0.4% of the outstanding Shares. Because Yorktown VI Company is the sole general partner of Yorktown VI, it may be deemed to beneficially own 1,970,846 Shares based on its relationship with Yorktown VI. Because Yorktown VI Associates is the sole general partner of Yorktown VI Company, it may be deemed to beneficially own 1,970,846 Shares based on its relationship with Yorktown VI Company. Yorktown VI Company and Yorktown VI Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein. Yorktown VII is the record owner of 4,596,064 Shares, representing 0.9% of the outstanding Shares. Because Yorktown VII Company is the sole general partner of Yorktown VII, it may be deemed to beneficially own 4,596,064 Shares based on its relationship with Yorktown VII Company. Because Yorktown VII Associates is the sole general partner of Yorktown VII Company, it may be deemed to beneficially own 4,596,064 Shares based on its relationship with Yorktown VII. Yorktown VII Company and Yorktown VII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein. Yorktown VIII is the record owner of 7,091,699 Shares, representing 1.4% of the outstanding Shares. Because Yorktown VIII Company is the sole general partner of Yorktown VIII, it may be deemed to beneficially own 7,091,699 Shares based on its relationship with Yorktown VIII. Because Yorktown VIII Associates is the sole general partner of Yorktown VIII Company, it may be deemed to beneficially own 7,091,699 Shares based on its relationship with Yorktown VIII Company. Yorktown VIII Company and Yorktown VIII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein.

ii.

Mr. Rady is the record owner of 9,482,978 Shares, representing 1.9% of the outstanding Shares. Because Mr. Rady owns a 3.7% limited liability company interest in Mockingbird Investment LLC (“Mockingbird”), and a trust under his control owns the remaining 96.3%, he may be deemed to beneficially own an additional 19,180,821 Shares owned of record by Mockingbird based on his relationship with Mockingbird. Mr. Rady disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

iii.

Mr. Warren is the record owner of 16,779,255 Shares, representing 3.3% of the outstanding Shares. Because Mr. Warren is the sole member of Canton Investment Holdings LLC (“Canton”), he may be deemed to beneficially own an additional 3,966,804 Shares owned of record by Canton based on his relationship with Canton. Mr. Warren disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

iv.

AR Sub is the record owner of 107,000,001 Shares, representing 21.1% of the outstanding Shares. Because Antero Resources is the sole member of AR Sub, Antero Resources may be deemed to beneficially own all Shares of the Issuer owned by AR Sub based on its relationship with AR Sub. Antero Resources disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein.

CUSIP No. 03676B 102

Information with respect to each of the Reporting Persons is given solely by such Reporting Person. No Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person or the Other Persons. Information with respect to each of Other Persons is based on information provided to the Reporting Persons by the Other Persons.

Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons or the Other Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 shall be deemed to amend and restate Item 4 to the Original Schedule 13D in its entirety.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Stockholders’ Agreement

In connection with the consummation of the Transactions, the Issuer, AR Sub, the WP X O&G Funds, the WP VIII Funds, the Yorktown Entities (the Yorktown Entities together with WP X O&G Funds and the WP VIII Funds, the “Sponsors”), and Messrs. Rady and Warren (Messrs. Rady and Warren together, the “Management Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), which became effective as of March 12, 2019.

Under the Stockholders’ Agreement, AR Sub is entitled to nominate two directors, which shall initially be the Management Stockholders, for election to the Board for so long as, together with its affiliates, AR Sub owns at least 8% of the qualifying Shares and one director so long as it owns at least 5% of the qualifying Shares. To the extent that either Mr. Rady and/or Mr. Warren are not designated for election to the Board by AR Sub pursuant to the Stockholders’ Agreement, the Management Stockholders will be entitled to collectively designate two directors (or one director for so long as either Mr. Rady or Mr. Warren is designated by AR Sub) for election so long as the Management Stockholders and their affiliates (other than Antero Resources and its subsidiaries) collectively own an amount of Shares equal to at least 8% of the qualifying Shares and one director for election for so long as they collectively own an amount of Shares equal to at least 5% of the qualifying Shares. The Sponsors will be entitled to collectively designate two directors for election to the Board for so long as the Sponsors and their affiliates (other than Antero Resources and its subsidiaries) collectively own an amount of Shares equal to at least 8% of the qualifying Shares and one director for election for so long as they collectively own an amount of Shares equal to at least 5% of the qualifying Shares. Notwithstanding the foregoing, upon the occurrence of a Fundamental Change (as defined in the Stockholders’ Agreement), AR Sub, the Management Stockholders and the Sponsors will each be entitled to designate one director so long as they own an amount of Shares equal to at least 5% of the qualifying Shares, except to the extent that AR Sub designates either Mr. Rady or Mr. Warren, in which case the Management Stockholder will not be entitled to designate a director.

Each of the parties to the Stockholders’ Agreement have agreed to vote all of their Shares in favor of the directors nominated by the other parties in accordance with the Stockholders’ Agreement and, at such party’s election (i) in favor of any other nominees nominated by the Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”) or (ii) in proportion to the votes cast by the public stockholders of the Shares in favor of such nominees. In calculating whether the 8% and 5% ownership thresholds are met, the Share ownership for each stockholder or group of stockholders as of the applicable measurement date is divided into (x) the total number of outstanding Shares at the Closing or (y) the total number of outstanding Shares on the applicable measurement date, whichever is less. Pursuant to the terms of the Stockholders’ Agreement, no more than 45% of the Shares outstanding at the Closing will be subject to the obligations of the Stockholders’ Agreement.

CUSIP No. 03676B 102

Under the Stockholders’ Agreement, a majority of the Board shall at all times consist of directors who are independent under the listing rules of the New York Stock Exchange and the Act, and who are unaffiliated with the parties to the Stockholders’ Agreement. Such independent and unaffiliated directors will be nominated for election to the Board by the Nominating and Governance Committee, which will itself consist solely of independent and unaffiliated directors. In addition, under the Stockholders’ Agreement, the parties have agreed that for so long as AR Sub has the right to designate at least one director, (i) if Mr. Rady is an executive officer of Antero Resources, he shall serve as Chief Executive Officer of the Issuer and (ii) if Mr. Warren is an executive officer of Antero Resources, he shall serve as President of the Issuer, both of which officers shall be subject to removal at the Issuer for cause. For so long as Mr. Rady is a member of the Board and is an executive officer of Antero Resources and/or the Issuer, the parties have agreed that he shall serve as Chairman of the Board, subject to removal at the Issuer for cause. The Stockholders’ Agreement will terminate as to each stockholder upon the time at which such stockholder no longer has the right to designate an individual for nomination to the Board.

The foregoing description of the Stockholders’ Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Stockholders’ Agreement, a copy of which is filed as Exhibit 99.4 hereto and is incorporated by reference in its entirety to this Item 6.

Registration Rights Agreement

In connection with the consummation of the Transactions, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 12, 2019, with certain stockholders, including the WP X O&G Funds, the WP VIII Funds and the Other Persons (collectively, the “Registration Rights Holders”), pursuant to which the Issuer agreed to register the resale of certain Shares received by the Registration Rights Holders in the Transactions, under certain circumstances, as described below.

Pursuant to the Registration Rights Agreement, the Issuer will use its reasonable best efforts to (i) prepare and file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to permit the resale of the Registrable Securities (as defined in the Registration Rights Agreement) from time to time as permitted by Rule 415 of the Securities Act (or any similar provision adopted by the SEC then in effect) (the “Resale Registration Statement”) as soon as practicable, but in no event more than 30 days following the Closing and (ii) cause the Resale Registration Statement to become effective no later than 60 days after filing thereof. Except in certain circumstances, Sponsor Holders (as defined in the Registration Rights Agreement) owning at least 3% of the issued and outstanding Shares have the right to require the Issuer to facilitate an underwritten offering. The Issuer is not obligated to effect any demand registration in which the anticipated aggregate offering price included in such offering is less than $50,000,000. Sponsor Holders will also have customary piggyback registration rights to participate in underwritten offerings.

A Registration Rights Holder’s registration rights will expire at such time that such Registration Rights Holder no longer owns any Registrable Securities.

The foregoing description of the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Registration Rights Agreement, a copy of which is filed as Exhibit 99.5 hereto and is incorporated by reference in its entirety to this Item 6.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 03676B 102

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is supplemented as follows:

Exhibit 99.4

Stockholders’ Agreement, dated as of October 9, 2018, by and among Antero Midstream GP LP, Antero Subsidiary Holdings LLC, Warburg Pincus Private Equity X O&G, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus Private Equity VIII, LP, Warburg Pincus Netherlands Private Equity VIII C.V.I, WP-WPVIII Investors, L.P., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Paul M. Rady, Mockingbird Investment, LLC, Glen C. Warren, Jr. and Canton Investment Holdings LLC (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 10, 2018 (File No. 001-38075)).

Exhibit 99.5

Registration Rights Agreement, dated March 12, 2019, by and among Antero Midstream Corporation, Warburg Pincus Private Equity X O&G, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus Private Equity VIII, LP, Warburg Pincus Netherlands Private Equity VIII C.V. I, WP-WPVIII Investors, L.P., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Antero Resources Corporation, Arkrose Subsidiary Holdings LLC, Glen C. Warren, Jr., Canton Investment Holdings LLC, Paul M. Rady, Mockingbird Investments, LLC and the Employee Holders named in Schedule I thereto, acting severally (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 12, 2019 (File No. 001- 38075)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By:     Warburg Pincus Partners, L.P., its general partner

By:     Warburg Pincus Partners GP LLC, its general partner

By:     Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date:	March 14, 2019
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By:     Warburg Pincus X, L.P., its general partner

By:     Warburg Pincus X GP L.P., its general partner

By:     WPP GP LLC, its general partner

By:     Warburg Pincus Partners, L.P., its managing member

By:     Warburg Pincus Partners GP LLC, its general partner

By:     Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date:	March 14, 2019
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By:     Warburg Pincus X GP L.P., its general partner

By:     WPP GP LLC, its general partner

By:     Warburg Pincus Partners, L.P., its managing member

By:     Warburg Pincus Partners GP LLC, its general partner

By:     Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date:	March 14, 2019
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By:     WPP GP LLC, its general partner

By:     Warburg Pincus Partners, L.P., its managing member

By:     Warburg Pincus Partners GP LLC, its general partner

By:     Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date:	March 14, 2019
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By:     Warburg Pincus Partners, L.P., its managing member

By:     Warburg Pincus Partners GP LLC, its general partner

By:     Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date:	March 14, 2019
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By:     Warburg Pincus Partners GP LLC, its general partner

By:     Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date:	March 14, 2019
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By:     Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date:	March 14, 2019
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss	Date:	March 14, 2019
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss	Date:	March 14, 2019
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye	Date:	March 14, 2019
Name: Charles R. Kaye
Title: Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy	Date:	March 14, 2019
Name: Joseph P. Landy
Title: Robert B. Knauss, Attorney-in-Fact*

*

The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the SEC on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.

Schedule A

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Gregory C. Baecher	Partner of WP; Member and Managing Director of WP LLC

Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC

Damon Beyer	Partner of WP; Member and Managing Director of WP LLC

Anthony Robert Buonanno	Partner of WP; Member and Managing Director of WP LLC

Thomas Carella	Partner of WP; Member and Managing Director of WP LLC

Brian Chang	Partner of WP; Member and Managing Director of WP LLC

Mark M. Colodny	Partner of WP; Member and Managing Director of WP LLC

Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC

Peter Deming	Partner of WP; Member and Managing Director of WP LLC

Joseph Gagnon	Partner of WP; Member and Managing Director of WP LLC

Timothy F. Geithner	Partner of WP; Member, Managing Director and President of WP LLC

Stephanie Geveda	Partner of WP; Member and Managing Director of WP LLC

Steven G. Glenn	Partner of WP; Member and Managing Director of WP LLC

Jeffrey Goldfaden	Partner of WP; Member and Managing Director of WP LLC

David Habachy	Partner of WP; Member and Managing Director of WP LLC

William Blake Holden	Partner of WP; Member and Managing Director of WP LLC

John Andrew Holland	Partner of WP; Member and Managing Director of WP LLC

Edward Y. Huang	Partner of WP; Member and Managing Director of WP LLC

In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC

Deborah Kerr	Partner of WP; Member and Managing Director of WP LLC

Robert B. Knauss	Partner of WP; Member and Managing Director of WP LLC

David B. Krieger	Partner of WP; Member and Managing Director of WP LLC

Amr Kronfol	Partner of WP; Member and Managing Director of WP LLC

Rajveer Kushwaha	Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC

James Levy	Partner of WP; Member and Managing Director of WP LLC

Frank Marinaro	Partner of WP; Member and Managing Director of WP LLC

Harsha Marti	Partner of WP; Member and Managing Director of WP LLC

Michael Martin	Partner of WP; Member and Managing Director of WP LLC

Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC

Andrew Park	Partner of WP; Member and Managing Director of WP LLC

Jeffrey Perlman	Partner of WP; Member and Managing Director of WP LLC

Chandler Reedy	Partner of WP; Member and Managing Director of WP LLC

Annette Rodriguez-Ferrer	Partner of WP; Member and Managing Director of WP LLC

John Rowan	Partner of WP; Member and Managing Director of WP LLC

Justin L. Sadrian	Partner of WP; Member and Managing Director of WP LLC

Adarsh Sarma	Partner of WP; Member and Managing Director of WP LLC

John W. Shearburn	Partner of WP; Member and Managing Director of WP LLC

Ashutosh Somani	Partner of WP; Member and Managing Director of WP LLC

David Sreter	Partner of WP; Member and Managing Director of WP LLC

Jeffrey Stein	Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

James W. Wilson	Partner of WP; Member and Managing Director of WP LLC

Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC

Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC

WP & Co. Partners, L.P.*

Warburg Pincus Principal Partnership, L.P.**

*	New York limited partnership; primary activity is ownership interest in WP
**	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC

Jonas Agesand (2)	Member and Managing Director of WP LLC

Gregory C. Baecher	Member and Managing Director of WP LLC; Partner of WP

Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP

Damon Beyer	Member and Managing Director of WP LLC; Partner of WP

Peder Bratt (3)	Member and Managing Director of WP LLC

Anthony Robert Buonanno	Member and Managing Director of WP LLC; Partner of WP

Thomas Carella	Member and Managing Director of WP LLC; Partner of WP

Brian Chang	Member and Managing Director of WP LLC; Partner of WP

Michael Chen (4)	Member and Managing Director of WP LLC

Julian Cheng (5)	Member and Managing Director of WP LLC

Mark M. Colodny	Member and Managing Director of WP LLC; Partner of WP

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP

Peter Deming	Member and Managing Director of WP LLC; Partner of WP

Yi Ding (4)	Member and Managing Director of WP LLC

Min Fang (4)	Member and Managing Director of WP LLC

Max Fowinkel (3)	Member and Managing Director of WP LLC

Joseph Gagnon	Member and Managing Director of WP LLC; Partner of WP

Timothy F. Geithner	Member, Managing Director and President of WP LLC; Partner of WP

Stephanie Geveda	Member and Managing Director of WP LLC; Partner of WP

Steven G. Glenn	Member and Managing Director of WP LLC; Partner of WP

Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP

David Habachy	Member and Managing Director of WP LLC; Partner of WP

William Blake Holden	Member and Managing Director of WP LLC; Partner of WP

John Andrew Holland	Member and Managing Director of WP LLC; Partner of WP

Edward Y. Huang	Member and Managing Director of WP LLC; Partner of WP

In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP

Faisal Jamil (6)	Member and Managing Director of WP LLC

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP

Deborah Kerr	Member and Managing Director of WP LLC; Partner of WP

Robert B. Knauss	Member and Managing Director of WP LLC; Partner of WP

David B. Krieger	Member and Managing Director of WP LLC; Partner of WP

Amr Kronfol	Member and Managing Director of WP LLC; Partner of WP

Rajveer Kushwaha	Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP

James Levy	Member and Managing Director of WP LLC; Partner of WP

Vishal Mahadevia	Member and Managing Director of WP LLC

Frank Marinaro	Member and Managing Director of WP LLC; Partner of WP

Harsha Marti	Member and Managing Director of WP LLC; Partner of WP

Michael Martin	Member and Managing Director of WP LLC; Partner of WP

Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP

Piero Minardi (7)	Member and Managing Director of WP LLC

Henrique Muramoto (8)	Member and Managing Director of WP LLC

James Neary	Member and Managing Director of WP LLC; Partner of WP

Hoi Ying Ng (5)	Member and Managing Director of WP LLC

René Obermann (3)	Member and Managing Director of WP LLC

Narendra Ostawal (1)	Member and Managing Director of WP LLC

Andrew Park	Member and Managing Director of WP LLC; Partner of WP

Jeffrey Perlman	Member and Managing Director of WP LLC; Partner of WP

Chandler Reedy	Member and Managing Director of WP LLC; Partner of WP

David Reis (3)	Member and Managing Director of WP LLC

Annette Rodriguez-Ferrer	Member and Managing Director of WP LLC; Partner of WP

John Rowan	Member and Managing Director of WP LLC; Partner of WP

Justin L. Sadrian	Member and Managing Director of WP LLC; Partner of WP

Anish Saraf (1)	Member and Managing Director of WP LLC

Adarsh Sarma	Member and Managing Director of WP LLC; Partner of WP

Viraj Sawhney (1)	Member and Managing Director of WP LLC

John W. Shearburn	Member and Managing Director of WP LLC; Partner of WP

Ashutosh Somani	Member and Managing Director of WP LLC; Partner of WP

David Sreter	Member and Managing Director of WP LLC; Partner of WP

Jeffrey Stein	Member and Managing Director of WP LLC; Partner of WP

Biddanda N. Thimmaya (1)	Member and Managing Director of WP LLC

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP

Somit Varma (1)	Managing Director of WP LLC

Zhen Wei (5)	Member and Managing Director of WP LLC

James W. Wilson	Member and Managing Director of WP LLC; Partner of WP

Bo Xu (4)	Member and Managing Director of WP LLC

Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP

Lei Zhang (4)	Member and Managing Director of WP LLC

Qiqi Zhang (4)	Member and Managing Director of WP LLC

Langlang Zhou (4)	Member and Managing Director of WP LLC

Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of India
(2)	Citizen of Sweden
(3)	Citizen of Germany
(4)	Citizen of China
(5)	Citizen of Hong Kong
(6)	Citizen of United Kingdom
(7)	Citizen of Italy
(8)	Citizen of Brazil

As of March 1, 2019

Schedule B

Set forth below is the name, position and present principal occupation of each of the Managing Members of each of Yorktown V Company and the Yorktown Company GPs. The business address of each of such persons is 410 Park Avenue, New York, NY 10022, and each of such persons is a citizen of the United States. None of the Yorktown Scheduled Persons listed in the table below directly owns any Shares. The Yorktown Scheduled Persons disclaim beneficial ownership of the Shares owned by the Yorktown Funds except to the extent of their pecuniary interest therein.

Name and Business Address	Position with respect to Yorktown V Company and the Yorktown Company GPs	Principal Occupation
Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC

Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC

Tomas R. LaCosta 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC

W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC

Robert A. Signorino, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC

Schedule C

Set forth below is the name, position and present principal occupation of each of the officers of Antero Subsidiary Holdings LLC. Except as otherwise indicated, the business address of each of such persons is 1615 Wynkoop Street, Denver, Colorado 80202, and each of such persons is a citizen of the United States.

NAME	POSITION AND PRESENT PRINCIPAL OCCUPATION
Paul M Rady	Chairman of the Board of the Directors and Chief Executive Officer of each of Antero Resources Corporation and Antero Midstream Corporation

Glen C. Warren, Jr.	Director and the President, Chief Financial Officer and Secretary of Antero Resources Corporation and a Director and President of Antero Midstream Corporation

Alyvn A. Schopp	Chief Administrative Officer, Regional Senior Vice President and Treasurer of each of Antero Resources Corporation and Antero Midstream Corporation